UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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NOVATEL WIRELESS, INC.
(Exact Name of Registrant as Specified in its Charter)
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Delaware	000-31659	86-0824673
(State or other jurisdiction of Incorporation)	(Commission file number)	(I.R.S. Employer identification number)
9645 Scranton Road, San Diego, California 92121
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (858) 812-3400

Lance Bridges	(858) 812-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
To comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Novatel Wireless, Inc. (“Novatel Wireless”) evaluated its current product lines and determined that certain of its products contain tin, tungsten, tantalum and/or gold (3TG). The survey of our suppliers determined that our supply chain is DRC Conflict Undeterminable (as defined in the Rule) and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure
A copy of Novatel Wireless’ Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at: www.novatelwireless.com/about/corporate-citizenship.

Item 1.02 Exhibit
Exhibit 1.01 - Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOVATEL WIRELESS, INC.
(Registrant)

By:	/s/ Lance Bridges	May 21, 2015
	Lance Bridges	(Date)
Senior Vice President, General Counsel